October 3, 2012

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Amarin Corporation plc

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed February 29, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 8, 2012

File No. 333-176897

Dear Mr. Rosenberg:

This letter is submitted on behalf of Amarin Corporation plc (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to the Company’s Form 10-Q for the Quarterly Period Ended June 30, 2012 filed on August 8, 2012, as set forth in your letter dated September 20, 2012 addressed to John F. Thero, President and Principal Financial Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the Comment Letter has been reproduced herein with a response below the numbered comment. For your convenience, we have italicized the reproduced Staff comment from the Comment Letter.

In addition to submitting this letter via EDGAR, we are sending via Federal Express five (5) copies of this letter.

Form 10-Q for the quarterly period ended June 30, 2012

Notes to Consolidated Financial Statements

(4) Debt

Exchangeable Senior Notes, page 9

1.

Please provide us an analysis of the $150 million private placement completed in January 2012 supporting how your accounting treatment complies with GAAP. Identify all of the elements and embedded features required to be separated from the debt instruments and the specific accounting treatment of each. For example, it is unclear

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 3, 2012

from your existing disclosure how you assessed the feature that allows the holders to require you to repurchase the notes on certain dates and how you assessed this feature for the purpose of establishing the fair value of your notes and whether any embedded feature is a derivative. Include in your response the authoritative literature you relied upon to support your accounting.

RESPONSE: The Company acknowledges the Staff’s comment seeking further information supporting its accounting treatment of the 3.5% Exchangeable Senior Notes due 2032 (the “Notes”), including references to authoritative literature supporting such accounting treatment.

The Company advises the Staff that it evaluated the several features of the Notes to determine if they should be accounted as embedded derivatives under FASB Accounting Standards Codification Topic 815 (“ASC 815”).

ASC 815-15-25-1 requires that a potential embedded derivative be separated from the host contract and accounted for as a derivative if all three of the following criteria are met:

•	The economic characteristics and risks of the embedded derivative are not clearly and closely related to the host instrument;

•	The hybrid instrument is not remeasured at fair value under other generally accepted principals with changes in fair value reported in earnings as they occur; and

•	A separate instrument with the same terms as the embedded derivative would be a derivative instrument pursuant to the guidance in ASC 815.

The Company first determined that the debt was considered a hybrid instrument which included a host contract and several embedded features. In accordance with the ASC 815-15-25-25, the Company defined the host contract in this hybrid instrument as a debt host.

The Company then evaluated whether the debt host would be remeasured, in its entirety, to fair value each period with changes in fair value reported in earnings as they occur. In accordance with ASC 470-20, the Company concluded that convertible debt is not remeasured at fair value with changes in fair value reported in earnings as they occur. (The Company advises the Staff that in the following discussion of the accounting treatment of the exchangeable features of the Notes, an “exchange option” as defined under the Notes, is herein referred to as a “conversion option” for accounting purposes.)

Analysis of Embedded Features

The Company then assessed the following key features of the Notes to determine if the potential embedded derivatives were clearly and closely related to the debt host and, if on a freestanding basis, would meet the definition of a derivative.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 3, 2012

•

Notes holders’ option to redeem the Notes: The Notes holders have the option to require the Company to repurchase the Notes at a price equal to 100% of the outstanding principal and accrued unpaid interest on January 19, 2017, January 19, 2022 and January 19, 2027. Based on the Company’s accounting analysis of ASC 815-15-25-40 through 25-42, it determined that this potential embedded derivative feature is considered clearly and closely related to the debt host as the Notes were issued at par and are redeemable at par and therefore should not be separately accounted for as a derivative.

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Notes holders’ option to redeem the notes upon a fundamental change: The Notes holders have the option to redeem the notes at a price equal to 100% of the outstanding principal and interest upon the occurrence of a fundamental change. A fundamental change is defined in the indenture as a change of control, a liquidation of the Company or the delisting of the Company’s ADSs from certain defined exchanges. Based on the Company’s accounting analysis of ASC 815-15-25-40 through 25-42, it determined that this potential embedded derivative feature is considered clearly and closely related to the debt host as the Notes were issued at par and are redeemable at par and therefore should not be separately accounted for as a derivative.

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Notes holders’ option to redeem the Notes upon an event of default: In certain events of default as defined by the indenture, the Notes holders have the right to accelerate the payment of the Notes. Upon this acceleration of the Notes, the Company will be required to repay 100% of the outstanding principal and accrued unpaid interest. Based on the Company’s accounting analysis of ASC 815-15-25-40 through 25-42, it determined that this potential embedded derivative feature is considered clearly and closely related to the debt host as the Notes were issued at par and are redeemable at par and therefore should not be separately accounted for as a derivative.

•

Company’s option to repurchase the Notes: The Company has the option to repurchase the Notes at a price equal to 100% of the outstanding principal and accrued unpaid interest on January 19, 2017, January 19, 2022 and January 19, 2027. Based on the Company’s accounting analysis of ASC 815-15-25-40 through 25-42, it determined that this potential embedded derivative feature is considered clearly and closely related to the debt host as the Notes were issued at par and are redeemable at par and therefore should not be separately accounted for as a derivative.

•

Company’s option to repurchase the Notes in the event of a change in tax law: In event that there is a change in tax law in which the Company cannot avoid paying additional taxes, the Company has the right to repurchase the Notes at a price equal to 100% of the outstanding principal and accrued unpaid interest. Based on the Company’s accounting analysis of ASC 815-15-25-40 through 25-42, it determined that this potential embedded derivative feature is considered clearly and closely related to the debt host as the Notes were issued at par and are redeemable at par and therefore should not be separately accounted for as a derivative.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 3, 2012

•

Notes holders’ option to exchange the Notes: The Notes holders have the option to exchange the notes a fixed rate of 113.4753 ADSs per $1,000 in principal (equal to a conversion rate of $8.8125 per ADS) (the “conversion option”) if the closing price of the Company’s ADS is meets certain predefined targets if the Notes trade at less than 98% of face value upon certain specified distributions and corporate events or if the Company calls the Notes for repurchase. The Company has the option to settle the conversion obligation through the delivery of ADSs, cash or a combination of cash and ADSs. The conversion rate may be adjusted using predetermined mathematical formulas in the event of certain dilutive events. The Company evaluated whether the embedded conversion option was clearly and closely related to the debt host. The Company concluded that changes in the fair value of an equity interest, the conversion option and the interest rates on the debt host are not clearly and closely related. The Company next assessed whether a separate financial instrument, with the same terms as the embedded conversion option, would meet all the characteristics of a derivative instrument as defined in ASC 815-10-15. The Company concluded that an embedded conversion option, if it were a freestanding instrument, would meet the characteristics of a derivative instrument as it has an underlying, notional amount, little or no initial investment and the settlement provisions of the exchange feature would allow for the holder to be in a position similar to a net settlement.

Scope Exception

The Company then assessed whether the embedded conversion option described above would qualify for the scope exception in ASC 815-10-15-74, which provides that contracts issued or held by the reporting entity that are both (i) indexed to its own stock, and (ii) classified in stockholders’ equity, would not be considered a derivative for purposes of applying ASC 815.

(i) Embedded conversion option indexed to the company’s own stock

ASC 815-40 provides guidance on whether an instrument or embedded derivative feature is indexed to a company’s stock. This guidance first requires an analysis of any contingent exercise provisions and then an evaluation of the settlement provisions of the conversion option.

In evaluating the contingent exercise provisions, ASC 815-40-15-7A provides that an exercise contingency shall not preclude an instrument or embedded feature from being considered indexed to a company’s own stock provided that the contingency exercise provisions are not based on either (a) an observable market, other than the market for the issuer’s stock, or (b) an observable index, other than an index calculated or measured solely by reference to the issuer’s own operations. The Company concluded that the exercise contingencies did not preclude the conversion option from being indexed to the Company’s stock as they are based on observable markets for the Company’s ADSs, debt and operations.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 3, 2012

In evaluating the settlement provisions, ASC 815-40-15-7C provides that an instrument shall be considered indexed to an entity’s own stock if its settlement amount will equal the difference between (a) the fair value of a fixed number of the entity’s equity shares, and (b) a fixed monetary amount or a fixed amount of a debt instrument issued by the entity. The settlement amount is based upon a fixed amount of the notes divided by a conversion ratio. The Notes also have a Make-Whole Fundamental Change feature and standard antidilution provisions. In the event of a conversion upon a Make-Whole Fundamental Change, the Company would settle the conversion and issue additional shares based upon a table in which the axes are stock price and date. These two inputs are used in the valuation of a fixed for fixed option. As such, this feature is considered indexed to the Company’s stock. The anti-dilution provisions allow for the conversion price to be adjusted based on formulas, which only account for the dilution to all stockholders and not the change in fair value of the common stock. ASC 815-40-55-42 Example 17, provides an illustration of a standard fixed for fixed valuation model that assumes an event that causes dilution would cause the exercise price of the option to be adjusted to account for the dilution.

In the event the Company elects the net-cash settlement provision, the stock price used to calculate the settlement amount will be based on the daily weighted average price of the ADSs for each of the 25 consecutive trading days. While the settlement amount is not based upon a fixed share price of the Company’s stock on the settlement date, the only inputs are the volume weighted average stock price and the conversion rate. As both of these variables are inputs into a fixed-for-fixed valuation model, this settlement provision would not preclude the conversion option from being considered indexed to the company’s stock. ASC 815-40-55-45 Example 13 provides an illustration of a fixed for fixed conversion feature with a settlement provision based on the daily weighted average price.

These provisions would not preclude the conversion option from being considered indexed to the Company’s stock. As such, the Company concludes that the conversion option is indexed to the Company’s stock.

ii) Classified in stockholders’ equity in statement of financial position

ASC 815-40-25 provides classification guidance for derivative financial instruments that are indexed to, and potentially settled in, a company’s own stock.

The Company first evaluated the settlement provisions of the conversion option. The Company determined that the conversion option is to be settled either through physical settlement, net cash settlement at the Company’s option or a combination of both at the Company’s option. The conversion option should be classified in stockholders equity pursuant to the guidance of ASC 815-40-25-4 provided that additional conditions described in ASC 815-40-25-10 are met.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 3, 2012

The conditions of ASC 814-40-25-10 as well as the Company’s evaluation of the conditions are as follows:

•	The contract permits settlement in unregistered shares — The indenture agreement does not preclude settlement in unregistered shares. This condition is met.

•

The Company has sufficient authorized and unissued shares available to settle the contract after considering all other commitments that may require the issuance of shares during the maximum period the contract could remain outstanding — The Company has an unlimited amount of common shares authorized. In addition, the Company has also confirmed that it has sufficient common shares available to settle the contract after considering all other commitments that may require the issuance of shares during the maximum period the contract could remain outstanding, including that its shareholders have duly dis-applied their statutory pre-emption rights in respect of the allotment of such shares. This condition is met.

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The Contract explicitly limits the number of shares required to be delivered in a share settlement — The indenture includes a limit of shares to be issued in settlement of the conversion option. In no event will the conversion rate exceed 141.8439 ADSs per $1,000 principal amount. This condition is met.

•

There are no required cash payments to the counterparty in the event the Company fails to make timely filings with the SEC — There is only additional interest due on the notes when documents or reports are not filed timely with the SEC and trustee for up to the first 270 days after the occurrence or earlier if cured or waived. The Company has determined that the provision is part of the host instrument and not the conversion option on a standalone basis. This condition is met.

•

There is no requirement to make cash payments to the counterparty if the shares initially delivered upon settlement are subsequently sold by the counterparty and the sales proceeds are insufficient to provide the counterparty with a full return of the amount due — This condition does not exist per the indenture agreement as such it would not preclude qualification for equity treatment.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 3, 2012

•

The contract requires net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares — This condition does not exist per the indenture agreement as such it would not preclude qualification for equity treatment.

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No provisions of the contract indicate that the counterparty has rights that rank higher than those of a shareholder — This condition does not exist per the indenture agreement as such it would not preclude qualification for equity treatment.

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There is no requirement in the contract to post collateral at any point or for any reason — This condition does not exist per the indenture agreement as such it would not preclude qualification for equity treatment.

Based upon the analysis above, the embedded conversion option would qualify for equity treatment based upon the criterion in ASC 815-40-25 and thereby meet the second criterion of the scope exception in ASC 815-10-15-74. Accordingly, the Company believes the embedded conversion option should not be bifurcated from the debt host and accounted for separately as it is indexed to the Company’s stock and would qualify for equity treatment on the balance sheet.

Allocation of Equity and Debt Components

As discussed above, the Company concluded that there were no embedded derivatives requiring bifurcation. The Company then analyzed the conversion option to determine if the guidance of ASC 470-20 would require the exchange feature and the related make-whole provision (collectively, the “Conversion Option”) to be accounted for separately from the Notes. The terms of the Notes give the Company option to settle its obligations of the conversion option either through the delivery of the required number of shares or through a cash settlement in lieu of delivering the required number of shares. ASC 470-20 requires the proceeds of notes with conversion options that permit net settlement to be allocated between the note and the equity component of the conversion option.

ASC 470-20-30-28 requires that the carrying amount of the equity component represented by the Conversion Option be determined by deducting the fair value of the liability component from the initial proceeds ascribed to the convertible debt instrument as a whole.

The Conversion Option of the Notes was determined using a valuation methodology based on “with” and “without” scenarios.

First, the value of the Notes in the “with” scenario was based on the issuance price of the Notes using a lattice model which incorporated all the terms and conditions of the Notes. The lattice model incorporated the key features of the Notes, including the Notes’ face value, maturity date, coupon rate, coupon frequency, conversion period, exchange rate, call feature (the right of the Company to redeem the

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 3, 2012

Notes on January 19, 2017) and put feature (the right of the holder to put the Notes back to the Company on January 19, 2017, January 22, 2022 and January 22, 2027). At each of the nodes of the lattice model, the holders are assumed to exercise their conversion and put rights if the value they would receive exceeds the value of continuing to hold the Notes. Similarly, the Company is assumed to exercise its call feature rights at those nodes, where the value of the Notes exceeds the redemption value. One of the inputs to the lattice model was the bond yield (the “Bond Yield”) of a hypothetical note identical to the Notes, excluding the Conversion Option. The model was calibrated to the issuance price of the Notes by varying the Bond Yield. The Bond Yield was further corroborated with market yields on comparable debt instruments. The Bond Yield that would make of the Notes equal to the issuance price was used as the discount rate in the “without” scenario.

Second, the “without” scenario was analyzed using a discounted cash flow approach based on the projected cash flows of a hypothetical note identical to the Notes excluding the Conversion Option. The present value of the cash flows was estimated by discounting the coupon and principal payments using the Bond Yield. Under the “without” scenario, four separate scenarios were considered based on the assumed occurrence of a “fundamental change”, as described in the Notes indenture, and the conditional probability of the occurrence. The final value of the Notes under the “without” scenario was calculated as the weighted-average of the values calculated, using those four scenarios, which are listed below:

1)	Fundamental change occurs in year 1 with a conditional probability weighting.

2)	Fundamental change occurs in year 2 with a conditional probability weighting.

3)	Fundamental change occurs in year 3 with a conditional probability weighting.

4)	Fundamental change does not occur and the Notes are called in year 5 with a conditional probability weighting.

Given the ability of the Company to call the Notes and the ability of holders of the Notes to put the Notes back to the Company at 100 percent of par in 5 years, the maximum life of the Note considered in the “without” scenario was 5 years. The value of the Conversion Option was estimated by calculating the difference between the issuance price under the “with” scenario and the probability-weighted cash flow approach value under the “without” scenario.

To develop the volatility estimate used in the lattice model, the Company’s own historical and implied volatility was considered, as well as the historical and implied volatilities of several peer companies. The volatilities of the peer companies were considered since the Company is in a development stage and has not generated any revenue. A volatility input of 47.0 percent was used, which was at the higher end of the indicated peer group volatility range to reflect the Company’s early stage of development.

As described above, based on Company management estimates, it was built into the lattice model that a fundamental change could occur after one, two, or three years from the date of issuance with conditional probabilities for each fundamental change. At each node of the lattice model matching the assumed fundamental change date, following calculations were performed:

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

October 3, 2012

•	Under the scenario that the fundamental change does not occur, we selected the maximum value between the conversion value and the present value of the bond cash flows.

•

Under the scenario that the fundamental change occurs, the make-whole value was calculated by taking into account (1) the exchange rate per the indenture and (2) the number of additional shares by which the exchange rate will be increased based on the stock prices from the lattice model. We selected the maximum value between the make-whole value, put value (principal plus interest), and the present value of the bond cash flows.

The Company believes that the estimates used were appropriate and we have properly recorded the fair value of the debt liability.

*******

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (908) 719-1315.

Sincerely,

/s/ John F. Thero

John F. Thero

President, Chief Financial Officer

Enclosures

cc:	Joseph T. Kennedy, Amarin Corporation plc

Michael H. Bison, Goodwin Procter LLP